PFL LETTERHEAD

                                  May 30, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         RE:    LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT
                WITHDRAWAL OF REGISTRATION STATEMENT FILED ON FORM S-6 (FILE NO. 333-68087)

Dear Sir or Madam:

         On behalf of the Legacy Builder Variable Life Separate Account (the "Separate Account"), PFL Life Insurance Company ("PFL") hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), that the above-referenced registration statement on Form S-6 (File No. 333-68087) be withdrawn. The registration statement was filed on June 8, 1999.

         After filing the registration statement, the management of PFL determined that the modified single premium variable life insurance policy prototype (the "Policy") that is the subject of the registration statement in File No. 333-68087 would not be offered or sold to the public. PFL has neither offered nor sold the Policy nor does it intend to offer or sell it in the future.

         In addition, the management of PFL has decided to file an application with the Securities and Exchange Commission pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the "1940 Act"), to request an order that the Separate Account through which the Policy had invested cease to be registered as an investment company under the 1940 Act.

         Please direct any questions regarding the enclosed to Priscilla Hechler at727-299-1747. Thank you for your assistance with this matter.

                                      Very truly yours,

                                      WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

                                      By: /s/ PRISCILLA I. HECHLER
                                          Priscilla I. Hechler
                                          Assistant Vice President
                                          and Assistant Secretary

cc:  Kimberly A. Scouller, Esq.
     Stephen E. Roth, Esq.
     Mary Jane Wilson-Bilik, Esq.
     Frank Camp, Esq.